Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES FOURTH QUARTER AND 2021 ANNUAL RESULTS; DECLARES DIVIDEND

VANCOUVER, B.C., February 15, 2022– West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) reported today the fourth quarter and annual results of 2021. All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.

The results of operations presented and discussed below include those of Norbord from February 1, 2021 and those of Angelina Forest Products from December 1, 2021.

Fourth Quarter Highlights

•	Sales of $2.038 billion and earnings of $334 million, or $3.13 per diluted share

•	Adjusted EBITDA[1] of $615 million, representing 30% of sales

•	Lumber segment Adjusted EBITDA[1] of $240 million

•	North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA[1] of $343 million

•	Pulp & Paper segment Adjusted EBITDA[1] of negative $14 million

•	Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA[1] of $61 million

Annual Highlights

•	Sales of $10.518 billion and earnings of $2.947 billion, or $27.03 per diluted share

•	Adjusted EBITDA[1] of $4.569 billion, representing 43% of sales

•	Lumber segment Adjusted EBITDA[1] of $1.973 billion

•	NA EWP segment Adjusted EBITDA[1] of $2.414 billion

•	Pulp & Paper segment Adjusted EBITDA[1] of $15 million

•	Europe EWP segment Adjusted EBITDA[1] of $201 million

1.	Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

“I am proud of the efforts of the West Fraser team, highlighted by the integration of two leading wood building products companies during the global COVID-19 pandemic,” said Ray Ferris, West Fraser’s President & CEO. “Despite a number of challenges, we posted record earnings in 2021 and another strong result in the fourth quarter. In particular, we managed the complexities of significant transportation and mill disruptions in the face of unprecedented flooding in the B.C. Interior and Vancouver Lower Mainland, which severely disrupted transportation and logistics and the flow to markets of our finished products from Western Canada. The benefits of our product and geographic diversification were evident in the fourth quarter as quarter-over-quarter Adjusted EBITDA1 improvement from our Lumber business helped to offset declines in our North America and Europe Engineered Wood Products segments.”

“Fundamentals for housing are favourable entering 2022 and we continue to see signs of resilience in repair and remodelling demand in both our North American and European markets. I expect our team to remain agile and creative to navigate the evolving needs of our customers.”

Results Summary

Fourth quarter sales were $2.038 billion, compared to $2.358 billion in the third quarter of 2021. Fourth quarter earnings were $334 million, or $3.13 per diluted share, compared to $460 million, or $4.20 per diluted share in the third quarter of 2021. Fourth quarter Adjusted EBITDA1 was $615 million compared to $786 million in the third quarter of 2021.

Full year sales were $10.518 billion, compared to $4.373 billion in 2020. Full year earnings were $2.947 billion, or $27.03 per diluted share, compared to $588 million, or $8.56 per diluted share in 2020. 2021 Adjusted EBITDA1 was $4.569 billion compared to $1.043 billion in 2020.

Liquidity and Capital Allocation

Cash and short-term investments decreased to $1.568 billion at the end of the fourth quarter from $2.105 billion at the end of the third quarter.

Capital expenditures in the fourth quarter were $401 million, including $276 million for the asset acquisition of the idled oriented strand board (“OSB”) mill near Allendale, South Carolina. Full year capital expenditures were $635 million in 2021 and $180 million in 2020. In addition, we acquired a sawmill from Angelina Forest Products for $302 million, net of the acquired cash, during the fourth quarter.

We paid $21 million of dividends in the fourth quarter and $75 million of dividends in 2021.

In the fourth quarter of 2021, we repurchased approximately 1.2 million shares under our Normal Course Issuer Bid (“NCIB”) for aggregate consideration of $100 million. For the full year, we repurchased approximately 7.1 million shares under the NCIB for aggregate consideration of $527 million and an additional 10.3 million shares for consideration of CAD$1.0 billion under a substantial issuer bid. There were no shares repurchased in 2020.

Outlook

Markets

The most significant uses for our lumber and OSB products are residential construction, repair and remodelling, and industrial applications. Historically low mortgage rates, low volumes of homes available for resale and increased acceptance and practice of remote working appear to be positively influencing the demand for new home construction in North America. However, interest rates have been trending higher in early 2022 and should they continue to do so, housing affordability may be impacted, which could reduce demand for our wood building products. An aging housing stock and repair and renovation spending should also continue to support lumber, plywood and OSB demand. Over the medium to long term, growing market penetration of mass timber in industrial and commercial applications is also expected to support demand growth for wood building products.

The demand for our European products is expected to remain robust as demand for OSB as an alternative to plywood in Europe continues to grow. An aging European housing stock is also expected to drive repair and renovation spending, supporting growing demand for our wood building products.

While infrastructure repairs to rail and truck routes resulting from the severe weather and flooding in late 2021 in B.C. are progressing, our ability to ship products in a timely manner remains challenged. Availability of rail service, adverse weather conditions, operator shortages and the backlog from disruptions in the fourth quarter have all negatively impacted our ability to ship our products. For the month of January 2022 our western Canadian spruce-pine-fir (“SPF”) lumber and plywood shipments declined by approximately 20% compared to the prior year, and while our overall OSB shipments are trending in line with the prior year, we have been forced to take unscheduled downtime due to transportation constraints. In addition, our pulp shipments for the same period declined by approximately 30% compared to the prior year. Though we continue to seek out and utilize alternative transportation routes and methods to the extent they are available to continue servicing customers, the magnitude and duration of the impact from these multiple disruptions remains uncertain. The situation has also resulted in significant delays in shipments of orders. In light of these challenges, further reduction of operating schedules across our manufacturing network in order to manage inventory levels, raw material supplies and our integrated fibre supply chain may be required. At the current time, it is not possible to estimate when full transportation services will be available or when the backlogs resulting from the interruptions will be cleared and we will be able to return to operating a full schedule or clearing the backlog of delayed shipments.

Operations

The Company is providing the following operational guidance for 2022:

•	SPF shipments are expected to be approximately 3.0 to 3.2 billion board feet

•	Southern yellow pine (“SYP”) shipments are expected to be approximately 3.0 to 3.2 billion board feet

•	NA OSB shipments are expected to be approximately 6.1 to 6.4 billion square feet (3/8-inch basis)

•	Pulp & Paper segment shipments are not expected to increase from 2021 levels

•	Europe OSB shipments are expected to be approximately 1.1 to 1.3 billion square feet (3/8-inch basis)

•	Inflationary cost pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy are expected to remain elevated

•	Capital expenditures[2] are expected to be approximately $500 to $600 million

2.	Expected capital expenditure is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Dividend Declared

The Board of Directors of the Company has declared a dividend of $0.25 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on April 5, 2022 to shareholders of record on March 18, 2022. Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends. Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.

MD&A

Our 2021 MD&A and annual audited consolidated financial statements and the related notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.

Financial Information Related to the Norbord and Angelina Acquisitions

We have accounted for the Norbord and Angelina Forest Products acquisitions as business combinations and attributed $1,339 million and $78 million to goodwill, respectively. Note 3 to our annual audited consolidated financial statements provides details on these purchase price allocations. For additional information, refer to the section titled “Norbord Acquisition” and “Angelina Acquisition” in our 2021 MD&A.

Sustainability Report

West Fraser’s full Sustainability Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key Environmental, Social, and Governance (ESG) topics, opportunities and performance and includes information aligned with the Sustainable Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and the recommendations of the Task Force on Climate-Related Disclosures (TFCD).

Risks and Uncertainties

Risk and uncertainty disclosures are included in our 2021 annual MD&A as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.

Conference Call

West Fraser will hold an analysts’ conference call to discuss the Company’s fourth quarter 2021 financial and operating results on Wednesday, February 16, 2022, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This press release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international markets and economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this press release include references to the following and their impact on our business:

•

Demand in North American and European markets for our products, including demand from new home construction and repairs and renovations, the potential for rising interest rates and the growing penetration of mass timber

•	Disruptions in transportation services, and the timelines for resumptions of full transportation services

•	Operation guidance, including projected shipments, inflationary cost pressure and projected capital expenditures

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products;

•	risks inherent to product concentration and cyclicality;

•	effects of competition and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;

•	effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards;

•	availability of transportation services, including truck and rail services, and port facilities, and impacts on transportation services from wildfires and severe weather events;

•

various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;

•	risks inherent to customer dependence;

•	impact of future cross border trade rulings or agreements;

•	implementation of important strategic initiatives and identification, completion and integration of acquisitions;

•	impact of changes to, or non-compliance with, environmental or other regulations;

•	the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors

•	government restrictions, standards or regulations intended to reduce greenhouse gas emissions;

•

changes in government policy and regulation, including against taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;

•	impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;

•	ability to implement new or upgraded information technology infrastructure;

•	impact of information technology service disruptions or failures;

•	impact of any product liability claims in excess of insurance coverage;

•	risks inherent to a capital-intensive industry;

•	impact of future outcomes of tax exposures;

•	potential future changes in tax laws, including tax rates;

•	effects of currency exposures and exchange rate fluctuations;

•	future operating costs;

•	availability of financing, bank lines, securitization programs and/or other means of liquidity;

•	continued integration of the Norbord business;

•	continued access to timber supply in the traditional territories of Indigenous Nations;

•	the risks and uncertainties described above in our 2021 MD&A; and

•	other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2021 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Non-GAAP and Other Specified Financial Measures

Throughout this news release, we make reference to (1) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.

Adjusted EBITDA and Adjusted EBITDA by segment

Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings:

Annual Adjusted EBITDA

($ millions)

	2021	2020
Earnings	2,947	588
Finance expense, net	45	27
Tax provision	951	202
Amortization	584	203
Equity-based compensation	40	9
Other	2	14

Adjusted EBITDA	4,569	1,043

Quarterly Adjusted EBITDA

($ millions)

	Q4-21	Q3-21
Earnings	334	460
Finance expense, net	1	11
Tax provision	104	164
Amortization	153	147
Equity-based compensation	12	9
Other	11	(5)

Adjusted EBITDA	615	786

Annual Adjusted EBITDA by segment

($ millions)

2021	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	1,794	2,121	(22)	112	(107)	3,898
Finance expense, net	17	3	5	1	19	45
Amortization	164	289	34	88	9	584
Equity-based compensation	—	—	—	—	40	40
Other	(2)	1	(2)		5	2

Adjusted EBITDA by segment	1,973	2,414	15	201	(34)	4,569

2020	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	769	95	(46)	—	(28)	790
Finance expense, net	17	4	6	—	—	27
Amortization	151	13	31	—	8	203
Equity-based compensation	—	—	—	—	9	9
Other	2	(5)	8	—	9	14

Adjusted EBITDA by segment	939	107	(1)	—	(2)	1,043

Quarterly Adjusted EBITDA by segment

($ millions)

Q4-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	194	265	(25)	36	(32)	438
Finance expense, net	(1)	—	—	1	1	1
Amortization	45	73	9	24	2	153
Equity-based compensation	—	—	—	—	12	12
Other	2	5	2	—	2	11

Adjusted EBITDA by segment	240	343	(14)	61	(15)	615

Q3-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	51	542	(16)	68	(21)	624
Finance expense, net	8	1	2	(1)	1	11
Amortization	41	73	8	23	2	147
Equity-based compensation	—	—	—	—	9	9
Other	(7)	(4)	(1)	—	7	(5)

Adjusted EBITDA by segment	93	612	(7)	90	(2)	786

Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the upcoming year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2021 MD&A.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com